Consolidated Financial Statements

Prepared by Management
(not reviewed by the Company’s Auditor)

First Quarter Report
Period Ended March 31, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2008	2007

ASSETS

Current assets
Cash and cash equivalents		$14,861	$16,577
Marketable securities	3	2,401	3,573
Accounts receivable and prepaids	4	8,198	7,200
Inventories	5	2,187	2,916
Due from related parties		63	228
Total current assets		27,710	30,494

Long term deposits		866	877
Long term investments	7	3,932	3,932
Mineral property, plant and equipment	8	49,506	46,848
Total assets		$82,014	$82,151

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$5,060	$4,348
Income taxes payable		1,105	781
Total current liabilities		6,165	5,129

Asset retirement obligations	9	1,613	1,578
Future income tax liability		5,222	5,068

Total liabilities		13,000	11,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 49,026,146 shares (2007 - 48,982,146 shares)	Page 5	87,515	87,458
Contributed surplus	Page 5	9,926	8,921
Accumulated other comprehensive income	Page 5	307	720
Deficit		(28,734)	(26,723)
Total shareholders' equity		69,014	70,376
		$82,014	$82,151

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2008	2007

Sales		$10,729	$7,230

Cost of sales		6,567	3,567
Depreciation, depletion and accretion		1,505	959
Exploration		2,083	1,770
General and administrative		1,378	1,567
Stock-based compensation	10	1,030	317
Operating profit (loss)		(1,834)	(950)

Foreign exchange gain (loss)		(462)	192
Realized gain (loss) on marketable securities		743	-
Investment and other income		143	294

Income (loss) before taxes and other items		(1,410)	(464)
Non-controlling interest		-	(1,483)
Income tax recovery (provision)		(601)	(291)
Income (loss) for the period		(2,011)	(2,238)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		3	388
Reclassification adjustment for gain included in net income		(416)	-
		(413)	388
Comprehensive income (loss) for the period		(2,424)	(1,850)

Basic and diluted loss per share based on income (loss)		$(0.04)	$(0.05)

Weighted average number of shares outstanding		48,995,948	43,077,054

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		March 31	December 31
	Notes	2008	2007

Number of common shares, opening		48,982,146	42,373,988
Exercise of options	10	44,000	727,000
Exercise of warrants		-	3,038,222
Issued on acquisition of mineral properties		-	2,700,416
Share appreciation rights		-	142,520
Number of common shares, closing		49,026,146	48,982,146

Common shares, opening		$87,458	$63,353
Exercise of options	10	57	2,704
Exercise of warrants		-	8,233
Issued on acquisition of mineral properties		-	12,885
Share appreciation rights		-	283
Common shares, closing		87,515	87,458

Contributed surplus, opening		8,921	5,064
Stock based compensation	10	1,030	4,681
Fair value of warrants issued for mineral properties		-	508
Exercise of share purchase options		(25)	(1,049)
Share appreciation rights		-	(283)
Contributed surplus, closing		9,926	8,921

Other comprehensive income, opening		720	212
Cumulative impact of adoption of financial instrument standard		-	512
Unrealized gain (loss) on marketable securities		3	206
Realized gain on marketable securities included in net income		(416)	(210)
Accumulated other comprehensive income, closing		307	720

Deficit, opening		(26,723)	(14,521)
Loss for the period		(2,011)	(12,202)
Deficit, closing		(28,734)	(26,723)

Shareholders' equity		$69,014	$70,376

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended
		March 31,	March 31,
	Notes	2008	2007

Operating activities
Loss for the period		$2,011	$2,238
Items not affecting cash:
Stock-based compensation	10	1,030	317
Depreciation and depletion		1,505	959
Non-controlling interest		-	1,483
Future income tax loss (recovery)		23	(407)
Unrealized foreign exchange loss (gain)		148	(29)
Gain on marketable securities		(743)	-
Net changes in non-cash working capital	11	684	901
Cash from (used for) operations		636	986

Investing activites
Property, plant and equipment expenditures	8	(3,897)	(4,581)
Long term deposits		11	-
Investment in marketable securities		(969)	-
Proceeds from sale of marketable securities		2,471	-
Cash used in investing activities		(2,384)	(4,581)

Financing activities
Common shares issued	10	32	2,892

Cash from financing activites		32	2,892

Decrease in cash and cash equivalents		(1,716)	(703)
Cash and cash equivalents, beginning of period		16,577	31,870
Cash and cash equivalents, end of period		$14,861	$31,167

See note 11 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in US currency unless otherwise stated.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

On January 1, 2008, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506, Accounting Changes; Handbook Section 1535, Capital Disclosures; Handbook Section 3031, Inventories; Handbook Section 3862, Financial Instruments – Disclosure and Handbook Section 3863, Financial Instruments – Presentation.

(a)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

(b)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of changes in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(c)

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

The Company’s inventory balance consists of materials and supplies inventory, stockpile inventory, finished goods inventory and work-in-process inventory which are valued at the lower of cost and net realizable value. Cost is measured using the weighted average method. There are no write-downs or reversals of past write-downs. The application of this section did not have a significant impact on the Company’s financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

2.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(d)

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, included specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

	(i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities and asset backed commercial paper. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair values of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments. The fair values of the asset backed commercial paper is determined by discounting the stream of future payment at the estimated prevailing market rates. There are no significant differences between the carrying values and the fair values of any financial assets or liabilities.

	(j)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s exposed to credit risk on its bank accounts, trade receivable and IVA receivable. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions. Trade receivables are generated on the sale of silver to a large Mexican refiner which the Company has deemed to have a high credit rating. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash equivalents, marketable securities and receivables the Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

2.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar as at March 31, 2008 are as follows:

	Canadian Dollar	Mexican Peso

Financial Assets	12,838	6,933
Financial Liabilities	(473)	(5,649)
Net Financial Assets	12,365	1,284

As at March 31, 2008, with other variables unchanged, a 1% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $0.3m from use of financial instruments.

As at March 31, 2008, with other variables unchanged, a 1% strengthening of the US dollar against the Mexican peso would not have a significant impact on net earnings from use of financial instruments.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – The value of the Company’s mineral resource properties is related to the price of silver and gold, and the outlook for these minerals. Silver and gold prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors. The Company has elected not to actively manage our commodity risk at this time.

3.	MARKETABLE SECURITIES

	March 31	December 31
	2008	2007

Investmen t in shares of companies, at cost	$2,307	$3,066
Unrealized gain	94	507
	$2,401	$3,573

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE AND PREPAIDS

	March 31	December 31
	2008	2007

Trade Receivables	$1,644	$1,908
IVA Receivables	5,516	4,676
Other Receivab les	60	26
Prepaids and Advances	978	590
	$8,198	$7,200

5.	INVENTORIES

	March 31	December 31
	2008	2007

Supplies in ventory	$1,173	$1,29 4
Stockpile inventory	453	1,01 2
Finis hed Goods inventory	345	34 8
Work in process inventory	216	26 2
	$2,187	$2,91 6

Inventories are held at cost

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis.

During the course of the period the company paid $115,000 in consulting fees to a company with common directors and management.

The Company has paid $7,000 for legal services to a legal firm in which the Company’s corporate secretary is a partner.

The Company currently holds marketable securities purchased for $279,000 of a public company with common directors and management that has a market value of $94,000. The company currently holds securities purchased for $160,000 of a private company with common directors that has a deemed market value of $160,000.

7.	LONG TERM INVESTMENTS

At March 31, 2008 the Company held ABCP purchased in August 2007 with a par value $5.2 million and a fair value of $3.9 million. At the dates the Company acquired the ABCP it was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. The ABCP did not settle as it matured as a result of the liquidity issues in the ABCP market. There has been no active trading in the ABCP since mid-August 2007 and no market quotations are currently available.

There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimated the fair value of its ABCP by discounting expected future cash flows considering the best available information. An adjustment of $1.3 million was recorded for the year ended December 31, 2007 to reflect the lack of liquidity in the ABCP market. As result of the proposed restructuring, the Company has also concluded that the most probable outcome is that the ABCP will not be realized within a year and has accordingly classified the ABCP as a non-current asset. Due to illiquidity in the ABCP market, the Company estimated a 20% impairment from the face value of the asset and discounted the remaining value over a one year period using a discount rate of prime + 1%.

The Company has not been included within our broker’s relief program and continues to discuss alternatives with our broker and legal counsel.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	March 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$34,385	$6,118	$28,267	$32,365	$5,444	$26 ,921
Mill	14,921	1,802	13,119	13,723	1,517	12 ,206
Machineryand equipment	6,978	654	6,324	6,754	480	6 ,274
Transportation and vehicles	784	229	555	720	182	538
Buildings	1,008	93	915	724	74	650
Office equipment	413	87	326	324	65	259
	$58,489	$8,983	$49,506	$54,610	$7,762	$46 ,848

9.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $2,047,000 which has been discounted using a credit adjusted risk free rate of 8.25%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2007	$1,578

Changes during the period:
Incurrence	-
Change in estimate	-
Interest accretion	35

Balance at March 31, 2008	$1,613

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

10.	SHARE CAPITAL

(a)	As at March 31, 2008 and December 31, 2007 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

10.	SHARE CAPITAL (continued)

(b)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2006 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for granting options to its directors, officers, employees and consultants to acquire up to 6,768,000 shares.

The following table summarizes the status of the Company’s stock option plan as at March 31, 2008 and changes during the period ended:

Prices expressed in CAN $
	March 31, 2008		March 31, 2007
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,089,400	$3.25	3,626,400	$2.43
Granted	473,000	$3.94	155,000	$4.53
Exercised	(44,000)	$0.83	(379,000)	$3.03
Cancelled (1)	(150,000)	$4.35	(155,000)	$2.30
Outstanding, end of period	4,368,400	$3.34	3,247,400	$2.47

Options exercisable at period-end	4,368,400		3,247,400

(1) No options were cancelled in exchange for share appreciation rights in 2008, while 155,000 options were cancelled in exchange for 77,852 share appreciation rights in 2007

The following tables summarize information about stock options outstanding at March 31, 2008:

	Prices expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
In tervals	Mar 31, 2008	(Number of Years)	Prices	Mar 31, 2008	Prices

$0.00 - $0.99	145,000	0.8	$0.66	145,000	$0.66
$1.00 - $1.99	380,000	1.5	$1.60	380,000	$1.60
$2.00 - $2.99	1,965,400	3.0	$2.64	1,965,400	$2.64
$3.00 - $3.99	258,000	4.8	$3.78	258,000	$3.78
$4.0 0- $4.99	1,465,000	8.1	$4.70	1,465,000	$4.70
$5.0 0- $5.99	155,000	4.0	$5.48	155,000	$5.48

	4,368,400	4.5	$3.34	4 ,368,400	$3.34

During the period ended March 31, 2008, the Company recognized stock-based compensation expense of $1,029,000 (March 31, 2007 - $317,000) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Purchase options (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

Period Ended
March 31, 2008

Weighted average fair value of
options granted during the p eriod	$2.17

R isk-free in terest rate	3.98%
Expected dividend yield	0%
Expected stock price volatility	67%
Expected option life in years	4.00

In January 2008, the Company granted stock options to a new officer and employees to acquire up to 233,000 common shares at an exercise price of CAN $3.80 per share with an expiry date of January 1, 2013.

In the period, the Company granted stock options to new employees to acquire up to 240,000 common shares at a weighted average exercise price of CAN $4.07 per share with an expiry dates between January 8, 2013 and March 31, 2013.

Subsequent to the period end, the Company granted 25,000 stock options to a new employee to acquire common shares at an exercise price of CAN $3.38 per share with an expiry date of April 21, 2013.

(c)	Warrants

At March 31, 2008, the Company had outstanding warrants to purchase an aggregate 310,000 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	March 31, 2008
CAN $
$5.50	May 30, 2009	250,000	-	-	-	250,0 00
$4.65	January 8, 2009	60,000	-	-	-	60,0 00
		310,000	-	-	-	310,0 00

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Accounts receivable and prepaids	$(998)	$(443)
Inventory	481	205
Due from related parties	165	-
Accounts payable and accrued liabilities	712	1,139
Income taxes payable	324	-
	$684	$901

Non-cash financing and investing activities:
Tax gross up related to the acquistion of subsidiary	-	249
Fair value of stock options allocated to shares issued
on exercise of stock options	25	417
Fair value of shares issued under the share appreciation rights plan	-	201
Fair value of equity issued on acquisition of other mineral properties	-	641

Cash interest paid in the period ended March 31, 2008 and 2007 was nil, while income taxes paid in the period was $254,000 (2007 – nil) in Mexico.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

12.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada. Operating locations are as follows:

	March 31, 2008
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$14,471	$293	$97	$14,861
Marketable securities	2,401	-	-	2,401
Accounts receivables and prepaids	3,273	2,514	2,411	8,198
Inventories	-	1,907	280	2,187
Due to related parties	63	-	-	63
Mineral property,plant and equipment	161	38,507	10,838	49,506
Long term investments	3,932	-	-	3,932

Revenue	$-	$9,465	$1,264	$10,729
Net income (loss) before taxes	(3,741)	2,998	(667)	(1,410)

	December 31, 2007
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$16,404	$779	$(606)	$16,577
Marketable securities	3,573	-	-	3,573
Accounts receivables and prepaids	253	4,473	2,474	7,200
Inventories	-	2,544	372	2,916
Due to related parties	228	-	-	228
Mineral property,plant and equipment	166	37,645	9,488	47,299
Long term investments	3,932	-	-	3,932

	March 31, 2007

Revenue	$-	$7,230	$-	$7,230
Net income (loss) before taxes	(3,019)	1,072	-	(1,947)

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, unless otherwise stated)

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8

Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 16 -